Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Thursday, 31 October 2024

WOODSIDE COMPLETES SALE TO JERA OF 15.1% IN SCARBOROUGH

Woodside is pleased to announce the completion of the sale of a 15.1% non-operating participating interest in the Scarborough Joint Venture to JERA, Japan’s largest power generation company.1

The completion follows Woodside’s announcement on 23 February 2024 that it had broadened its strategic relationship with JERA through a transaction that included: equity in the Scarborough Joint Venture; LNG offtake; and collaboration on potential opportunities in new energy and lower carbon services.2

The sale proceeds of approximately US$1.4 billion received by Woodside for equity in the Scarborough Joint Venture comprise the purchase price and reimbursed expenditure.

Woodside CEO Meg O’Neill warmly welcomed JERA to the Scarborough Joint Venture.

“Participation in the Scarborough Joint Venture is a key part of our strong and highly valued strategic relationship with JERA. That relationship reflects our shared view that gas will play an important role in the global energy transition for decades to come.

“This latest sale of equity in Scarborough again underlines the long-term value Japanese customers like JERA are placing on gas and the significance of LNG in Japan and the region’s energy security.

“In addition to supplying markets in north Asia the project will be an important source of gas for the domestic market in Western Australia.

“The team is delivering the Scarborough Energy Project to plan and work is now almost three-quarters complete. We remain on track for targeted first LNG cargo in 2026.”

[1]	The sale and purchase agreement is with JERA Scarborough Pty Ltd, a wholly owned subsidiary of JERA Co., Inc.
[2]

Woodside uses the term ‘lower carbon services’ to describe technologies such as carbon capture, utilisation and storage (CCUS) or offsets that could be used by customers to reduce their net greenhouse gas emissions.

JERA’s Senior Managing Executive Officer and Chief Low Carbon Fuel Officer, Mr Ryosuke Tsugaru, welcomed the collaboration with Woodside.

“JERA and Woodside share a determination to responsibly navigate the energy transition, with LNG set to be an essential ‘firming fuel’ across the world for many years to come – particularly in developing regions,” Mr Tsugaru said.

“As population grows, so does the demand for energy and the first step in the energy transition for many countries is to make the move away from coal-fuelled power to LNG.

“JERA is directly involved in decarbonisation efforts in the Asian region, including projects in various stages of development to switch power plants from coal to LNG.”

Woodside holds a 74.9% interest in the Scarborough Joint Venture and will remain as operator. As a result of completion of the sale, applying estimates effective as at 31 October 2024, Woodside’s Scarborough field proved (1P) undeveloped reserves reduced by 194.3 MMboe to 964.0 MMboe (Woodside share).3 Proved plus probable (2P) undeveloped reserves reduced by 303.6 MMboe to 1,506.1 MMboe (Woodside share).4 Woodside’s Scarborough field Best Estimate (2C) contingent resources reduced by 3.4 MMboe to 16.8 MMboe (Woodside share).5,6

The attached notes on petroleum reserves and resource estimates form part of this announcement.

About Scarborough

The Scarborough Energy Project comprises the Scarborough Joint Venture, the Pluto Train 2 Joint Venture and modifications to Pluto Train 1 to process Scarborough gas. The Scarborough Joint Venture includes the Scarborough field and associated offshore and subsea infrastructure.

The Scarborough field is located approximately 375 km off the coast of Karratha, Western Australia and the reservoir contains less than 0.1% carbon dioxide. Scarborough gas will be processed at the Pluto LNG facility, where Woodside is currently constructing Pluto Train 2. The Scarborough Energy Project was 73% complete at the end of 30 September 2024.7 Woodside is operator of Pluto LNG and Pluto Train 2.

[3]	Fuel consumed in operations proved (1P) undeveloped reserves will reduce by 21.4 MMboe to 106.2 MMboe (Woodside share).
[4]	Fuel consumed in operations proved + probable (2P) undeveloped reserves will reduce by 33.3 MMboe to 165.1 MMboe (Woodside share).
[5]	Fuel consumed in operations Best Estimate (2C) contingent resources will reduce by 0.4 MMboe to 1.9 MMboe (Woodside share).
[6]	Excludes the Thebe and Jupiter fields.
[7]	Excludes Pluto Train 1 modifications.

About JERA

Established in 2015, JERA is an equal joint venture of two major Japanese electric power companies, TEPCO Fuel & Power Incorporated and Chubu Electric Power Company, and produces about 30% of all electricity in Japan. JERA is an energy company with global reach that has strength in the entire energy supply chain, from participation in LNG upstream projects and fuel procurement, through fuel transportation to power generation. JERA, which stands for Japan’s Energy for a New Era, will take on the challenge of achieving net zero CO2 emissions from its domestic and overseas businesses by 2050 and is supporting an energy transition in an environmentally and socially responsible manner. For more details: https://www.jera.co.jp/english

Contacts:

INVESTORS	MEDIA
Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the transactions described in this announcement, long-term demand for Woodside’s products, development, completion and execution of Woodside’s projects, reserves and resource estimates, future results of projects, operating activities and new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects expectations and guidance with respect to production, capital expenditure, and expectations regarding the achievement of Woodside’s climate and sustainability goals. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘aspire’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this announcement.

A detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

All information included in this announcement, including any forward-looking statements, reflects Woodside’s views held as at the date of this announcement and, except as required by law or regulation, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any information or forward-looking statements in this announcement after the date of this announcement, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

Notes to petroleum reserves and resources

1.	Unless otherwise stated, all petroleum resource estimates are quoted as at the effective date of 31 October 2024, net Woodside share.

2.

All numbers are internal estimates produced by Woodside. Estimates of reserves and contingent resources should be regarded only as estimates that may change over time as additional information becomes available.

3.

As a result of the completion of the sale, Woodside’s interest in Scarborough will reduce to 74.9%. This results in a change in reserves and contingent resources estimates (Woodside net equity share). There are no other changes to the underlying reserves and contingent resources estimates for the Scarborough field.

4.	The reference point is defined as the outlet of the downstream (onshore) gas processing facility.

5.

‘Reserves’ are estimated quantities of petroleum that have been demonstrated to be producible from known accumulations in which the company has a material interest from a given date forward, at commercial rates, under presently anticipated production methods, operating conditions, prices, and costs. Woodside reports reserves inclusive of all fuel consumed in operations. Woodside estimates and reports its proved reserves in accordance with SEC regulations which are also compliant with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS) (SPE-PRMS) guidelines. SEC-compliant proved reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average of first of month prices during the 12-month period in the reporting company’s fiscal year. Woodside estimates and reports its proved plus probable reserves in accordance with SPE-PRMS guidelines which are not compliant with SEC regulations.

6.

Assessment of the economic value in support of an SPE-PRMS (2018) reserves and resources classification, uses Woodside Portfolio Economic Assumptions (Woodside PEAs). The Woodside PEAs are reviewed on an annual basis, or more often if required. The review is based on historical data and forecast estimates for economic variables such as product prices and exchange rates. The Woodside PEAs are approved by the Woodside Board. Specific contractual arrangements for individual projects are also taken into account.

7.

Woodside uses both deterministic and probabilistic methods for the estimation of reserves and contingent resources at the field and project levels. All proved reserves estimates have been estimated using deterministic methods and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

8.

‘Contingent resources’ are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations, but the applied project(s) are not yet considered mature enough for commercial development due to one or more contingencies. Contingent resources are estimated and reported in accordance with SPE-PRMS guidelines and may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Woodside reports contingent resources inclusive of all fuel consumed in operations. Contingent resources are different from, and should not be construed as, reserves. Contingent resources estimates may not always mature to reserves and do not necessarily represent future reserves bookings. Contingent resources volumes are reported at the ‘Best Estimate’ (P50) confidence level. 2C contingent resources are not compliant with SEC regulations. The SEC prohibits disclosure of oil and gas resources, including contingent resources, in SEC filings. However, Australian securities regulatory authorities allow disclosure of oil and gas resources, including contingent resources.

9.

‘MMboe’ means millions (106) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. All volumes are reported at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

10.

‘Proved reserves’ are those quantities of crude oil, condensate, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Proved reserves are estimated and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

11.	‘Undeveloped reserves’ are those reserves for which wells and facilities have not been installed or executed but are expected to be recovered through future significant investments.

12.

‘Probable reserves’ are those reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Proved plus probable reserves represent the best estimate of recoverable quantities. Where probabilistic methods are used, there is at least a 50% probability that the actual quantities recovered will equal or exceed the sum of estimated proved plus probable reserves. Proved plus probable reserves are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

13.

The estimates of petroleum reserves and contingent resources are based on and fairly represent information and supporting documentation prepared by, or under the supervision of Mr Benjamin Ziker, Woodside’s Vice President Reserves and Subsurface, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. The reserves and resources estimates included in this announcement are issued with the prior written consent of Mr Ziker. Mr Ziker’s qualifications include a Bachelor of Science (Chemical Engineering) from Rice University (Houston, Texas, USA) and 26 years of relevant experience.

Additional information for US investors concerning resource estimates

•

Woodside is an Australian company listed on the Australian Securities Exchange, the New York Stock Exchange, and the London Stock Exchange. As noted above, Woodside estimates and reports its proved reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and estimates and reports its proved plus probable reserves and 2C contingent resources in accordance with SPE-PRMS guidelines. Woodside reports all petroleum resource estimates using definitions consistent with SPE-PRMS.

•

The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than ‘reserves’ (as that term is defined by the SEC). In this announcement, Woodside includes estimates of quantities of oil and gas using certain terms, such as ‘proved plus probable (2P) reserves’, ‘best estimate (2C) contingent resources’, ‘reserves and contingent resources’, ‘proved plus probable’, ‘developed and undeveloped’, ‘probable developed’, ‘probable undeveloped’, ‘contingent resources’ or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of not being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. U.S. investors are urged to consider closely the disclosures in Woodside’s most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings and its other filings with the SEC, which are available at www.sec.gov.